UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number:    000-21640

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

STATION CASINOS, INC. 401(k) RETIREMENT PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its   principal executive office:

STATION CASINOS, INC.

2411 WEST SAHARA AVENUE

LAS VEGAS, NV  89102

STATION CASINOS, INC. 401(k) RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Station Casinos, Inc. 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Station Casinos, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2002, were audited by other auditors whose report dated June 25, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP
Las Vegas, Nevada
June 28, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Station Casinos, Inc. 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Station Casinos, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

June 25, 2003

Las Vegas, Nevada

STATION CASINOS, INC.

401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002

Assets:
Investments, at fair value	$49,033,758	$35,179,492

Receivables:
Participant contributions	278,697	260,539
Employer contributions	68,739	62,815
Total receivables	347,436	323,354

Total assets	49,381,194	35,502,846

Net assets available for benefits	$49,381,194	$35,502,846

The accompanying notes are an integral part of these financial statements.

STATION CASINOS, INC.

401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended December 31,
	2003	2002

Additions:
Additions (deductions) to net assets attributed to:
Interest and dividends	$594,889	$499,036
Interest on participant loans	181,186	207,039
Net appreciation (depreciation) in fair value of investments	7,853,591	(6,683,222)
	8,629,666	(5,977,147)

Contributions:
Participant	7,824,135	7,830,074
Employer	1,996,324	1,710,723
	9,820,459	9,540,797

Net additions	18,450,125	3,563,650

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	4,408,964	3,703,290
Distributions of participant loans	125,838	119,371
Transfers to other qualified retirement plans	—	1,691,810
Administrative expenses	36,975	36,385

Total deductions	4,571,777	5,550,856

Net increase (decrease)	13,878,348	(1,987,206)

Net assets available for benefits:
Beginning of year	35,502,846	37,490,052
End of year	$49,381,194	$35,502,846

The accompanying notes are an integral part of these financial statements.

STATION CASINOS, INC.

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.             Description of the Plan

The following description of the Station Casinos, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information of the Plan, which has been legally established through a formal retirement Plan Document and Trust Agreement as amended. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

a.             General

The Plan is a qualified, defined contribution plan that provides participant-directed investment programs to all eligible employees of Station Casinos, Inc. (the “Company”) who have completed 90 days of service for the Company and have attained the age of 21. Employees who are non-resident aliens that work outside of the United States and leased employees are not eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”) of 1974.

b.             Contributions, Vesting and Allocation

Participants may make contributions to the Plan of any amount up to 19% of their annual compensation, but not to exceed the maximum dollar limit set by the Internal Revenue Service (“IRS”) each year. Participants may make rollover contributions to the Plan. All participant contributions are immediately 100% vested and are nonforfeitable. Subject to the limitations described below, the Company makes matching contributions to the Plan on behalf of each participant in an amount equal to 50% of the first 4% of compensation that a participant contributes to the Plan as pre-tax contributions. A participant is credited with a year of service for vesting purposes upon completion of 501 hours of service during the Plan year. A participant begins to vest in that portion of his or her account attributable to the Company’s matching contributions as follows:

Vesting Service	Vesting%

Less than 1 year	0

1 year	20

2 years	40

3 years	60

4 years	80

5 or more years	100

Each year the Company may make an additional discretionary profit sharing contribution to the Plan. The discretionary contribution would be allocated among the accounts of eligible participants. Participants become 100% vested in the discretionary contribution after five years of service. In the event of termination of a participant by reason of death or disability, the full value of the participant’s account as of the immediately preceding valuation date becomes vested. The Company did not make any discretionary contributions for the years ended December 31, 2003 and 2002.

All contributions are invested in multiples of 1% as designated by the participant. A participant may direct his/her contributions into any of 15 investment options, one of which is the Station Casinos, Inc. Common Stock Fund (“STN Stock Fund”). A participant may only invest up to 20% of his or her account balance in the STN Stock Fund. A participant may change his/her investment options monthly, subject to certain Plan provisions. Participants should refer to the Plan documents for a complete description of the investment options as well as for the detailed composition of each investment fund.

c.             Forfeitures

The portion of a participant’s account that is not vested is forfeited when the participant terminates employment with the Company. These forfeitures shall first be used to pay administrative expenses of the Plan and then are used to reduce future employer contributions payable under the Plan. Forfeitures for the years ended December 31, 2003 and 2002 were approximately $242,000 and $502,000, respectively. During 2003 and 2002, the Company applied approximately $2,300 and $4,400, respectively of forfeiture funds to administrative expenses of the Plan and the balance was retained in the Plan. At December 31, 2003 and 2002, the balance in the forfeiture account was approximately $5,000 and $52,000, respectively.

d.             Payment of Benefits

Upon normal retirement or death, vested benefits from the Plan in excess of $5,000 may be paid in either the form of a lump sum cash payment of the participant’s account, or in a series of payments over a period not to extend beyond the life expectancy of the participant or the joint life expectancy of the participant and the participant’s beneficiary. Participants with a vested account balance of less than $5,000 will receive a distribution in the form of a lump sum payment.

In certain limited situations, additional forms of distribution available under a previous version of the Plan may be “grand fathered” and remain available under the Plan. Participants shall be entitled to receive a distribution of all or any portion of all vested account balances upon attainment of age 59½. Participants may also withdraw from their account, without regard to age, in the event of extreme hardship.

Any participant who terminates employment with the Company shall be entitled to receive the value of the vested portion of his or her account no later than the sixtieth day after the close of the plan year in which the participant terminates employment.

e.             Participant Loans

Subject to the rules and limitations contained in the Plan, a participant is able to request a loan up to $50,000, but not to exceed 50% of the vested amount credited to his or her account. At December 31, 2003 and 2002, there were outstanding participant loans in the amount of $3.2 million and $2.9 million, respectively, which approximate the fair value of the loans. The participant loans bear interest at rates commensurate with those charged by persons in the business of lending money for loans that would be made under similar circumstances, which as of December 31, 2003 and 2002 ranged from 5.00% to 10.50%. The loans require equal repayments of principal and interest (with payments not less than quarterly) over a period not to exceed five years. Loans borrowed specifically for the purpose of obtaining a primary residence can extend up to 15 years.

f.              Administration

The Plan is administered by a committee designated by the Company’s Board of Directors (the “Administrative Committee”).

g.             Plan Expenses

Plan expenses consist of administrative expenses that are paid by the trust fund if not paid by the Company. The Administrative Committee directs payments of such fees. Plan fees and expenses for the years ended December 31, 2003 and 2002 were approximately $37,000 and $36,400, respectively, the majority of which were related to participant loan fees.

2.             Summary of Significant Accounting Policies

a.     Basis of Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

b.              Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.               Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

d.             Investment Valuation and Income Recognition

Investments are stated at their current market value measured by the latest available quoted market prices in active markets. Participant loans are valued at cost plus accrued interest, which approximates fair value. Investment income is recorded as earned on a daily basis.

e.             Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3.             Investments

Investments are summarized in the following table. Investments that represent 5% or more of the Plan’s net assets are separately identified and all remaining investments are included in Other.

	December 31,
	2003	2002
Mutual Funds:
Scudder Capital Growth	$14,876,638	$10,876,944
Scudder Aggressive Growth	3,368,788	2,237,511
Templeton Foreign	3,183,746	—
Pimco Total Return	2,378,119	1,797,589
Janus Overseas	—	2,001,940
Other	11,155,422	6,908,687
Total Mutual Funds	34,962,713	23,822,671

Collective Investment Trust:
Scudder Stable Value Fund	6,689,597	5,917,202

Station Casinos, Inc. Common Stock	4,141,344	2,588,322
Participant Loans	3,240,104	2,851,297

Total Investments	$49,033,758	$35,179,492

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	For the year ended December 31,
	2003	2002
Mutual Funds	$6,098,197	$(7,647,586)
Station Casinos, Inc. Common Stock	1,755,394	964,364
Net appreciation (depreciation) of investments	$7,853,591	$(6,683,222)

4.             Income Tax Status of the Plan

The IRS has determined and informed the Company by a letter dated December 10, 2001, that the Station Casinos, Inc. 401(k) Plan (the “Former Plan”) was qualified and the Trust established under the Former Plan was tax-exempt, under the appropriate sections of the Internal Revenue Code. The Company adopted the Plan on January 1, 1999, and the Former Plan was converted to the Plan on February 1, 1999, for which a favorable IRS opinion letter dated October 10, 2001 has been issued. The Plan was further amended in 2002. The Administrative Committee and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and will take any steps required to maintain the qualified status of the Plan. Therefore, they believe that the Plan and all amendments to the Plan are qualified, and the related trust was tax-exempt as of December 31, 2003 and 2002.

5.             Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances.

6.             Transfers To Other Qualified Retirement Plans

On December 18, 2001, the Company opened Green Valley Ranch Station (“GVR”). GVR is owned by a 50/50 joint venture between the Company and GCR Gaming. The previous employees of the Company who subsequently became employees of GVR were given the option to either withdraw their vested funds from the Plan, or have their funds transferred to the Green Valley Ranch 401(k) Retirement Plan. The balances of the accounts in the Plan belonging to those employees who subsequently became employees of GVR were transferred to that plan on February 15, 2002. The total amount of funds transferred was approximately $1.6 million.

On September 30, 2001, the Company completed the sale of Southwest Gaming Services, Inc. (“SGSI”), its wholly-owned subsidiary. The previous employees of the Company who subsequently became employees of SGSI were given the option to either withdraw their vested funds from the Plan, or have their funds transferred to another plan. The balances of the accounts in the Plan belonging to those employees who subsequently became employed by the purchaser of SGSI were transferred to that plan on January 2, 2002. The total amount of funds transferred was approximately $223,000.

7.             Parties-In-Interest

Certain Plan investments are shares of mutual funds managed by Scudder Retirement Services, the Plan’s recordkeeper, therefore these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for administrative and investment management services and loan origination costs amounted to approximately $37,000 and $36,400 for the years ended December 31, 2003 and 2002, respectively.  All other Plan expenses are paid by the Company. Company stock and related transactions are also party-in-interest transactions.

STATION CASINOS, INC.401(k) RETIREMENT PLAN

SCHEDULE H, line 4i - SCHEDULE OF ASSETS (HELD AT YEAR END) DECEMBER 31, 2003

EIN 88-0301133

PLAN NUMBER 002

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment Including Maturity, Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

*	Scudder Stable Value Fund	Collective Investment Trust	$6,689,597
*	Scudder High Yield - A	Mutual Fund	2,351,399
	Pimco Total Return	Mutual Fund	2,378,119
*	Scudder Value Builder - A	Mutual Fund	2,087,920
*	Scudder Lifecycle Long Range	Mutual Fund	1,256,211
*	Scudder Lifecycle Medium Range	Mutual Fund	1,009,980
*	Scudder Lifecycle Short Range	Mutual Fund	926,327
	MFS Mid Cap Growth	Mutual Fund	756,942
*	Scudder Aggressive Growth	Mutual Fund	3,368,788
*	Scudder Capital Growth	Mutual Fund	14,876,638
*	Scudder Large Company Value	Mutual Fund	811,643
*	Scudder S&P 500 Stock - A	Mutual Fund	164,180
*	Scudder 21st Century Growth	Mutual Fund	1,790,820
	Templeton Foreign - A	Mutual Fund	3,183,746
*	Station Casinos, Inc. Common Stock	Employer Securities	4,141,344
*	Participant Loans	Interest Rates 5.00 - 10.50%; Maturity dates from January 2004 through November 2018	3,240,104

			$49,033,758

*        Indicates party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2004	STATION CASINOS, INC. 401(k) RETIREMENT PLAN

	By:	/s/ Glenn Christenson
Glenn C. Christenson
Executive Vice President,
Chief Financial Officer,
Chief Administrative Officer,
Treasurer and Director (Principal
Financial and Accounting Officer)